May 15, 2015

Via EDGAR

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Kate Spade & Company
Form 10-K for the Fiscal Year Ended January 3, 2015
Filed March 3, 2015
Form 8-K
Filed March 3, 2015
Commission File No. 1-10689

Dear Ms. Jenkins:

Thank you for your letter dated May 4, 2015 regarding the Kate Spade & Company Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and Form 8-K filed March 3, 2015. The Company is currently reviewing the letter and respectfully requests an extension of time to submit its response.  The Company intends to submit its response on or before June 1, 2015.

Please contact me directly at (212) 626-5014 if you would like further clarification.

Sincerely,

/s/ Thomas Linko

Thomas Linko
Chief Financial Officer